GENCO RESOURCES LTD.
Consolidated Financial Statements
September 30, 2008

999 West Hastings, Suite 550, Vancouver, BC, Canada, V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
TSX: GGC

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators WE HEREBY GIVE NOTICE THAT our financial statements for the nine month period ended September 30, 2008, which follow this notice, have not been reviewed by our auditor.

GENCO RESOURCES LTD.
Consolidated Balance Sheets
As at September 30, 2008 and December 31, 2007
(Expressed in Canadian dollars)

	September 30	December 31
	2008	2007
	$	$
Assets
Current assets
Cash	2,126,459	12,556,146
Marketable securities	720,000	-
Accounts receivable	644,974	567,372
Taxes receivable (Note 19 b)	2,992,200	1,918,349
Inventory (Note 7)	751,772	708,447
Prepaid expenses and deposits	511,342	419,093
	7,746,747	16,169,407

Mineral property interests (Note 8)	6,538,891	45,975
Property, plant, and equipment (Note 9)	41,049,307	29,807,280
Other long term assets	506,956	-

	55,841,901	46,022,662

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9,763,139	4,130,633
Current portion of long term debt (Note 10)	1,238,982	664,325
	11,002,121	4,794,958

Long term debt (Note 10)	787,142	1,411,800
Asset retirement obligation (Note 11)	775,897	214,109
EPA settlement obligation (Note 19 a)	1,116,071	-
Future income tax	1,482,775	1,482,775
Deferred proceeds on sale of subsidiary (Note 4)	2,857,500	-

	18,021,506	7,903,642
Shareholders' equity
Liabilities to be settled with shares	358,757	-
Share capital (Note 12)	44,847,172	43,352,639
Contributed surplus (Note 12)	8,688,538	7,638,029
Retained earnings (deficit)	(16,074,072)	(12,871,648)
	37,820,395	38,119,020

	55,841,901	46,022,662

Nature of operations (Note 1) and contingency (Note 19).

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the Three and Nine Months Ended September 30, 2008 and September 30, 2007
(Expressed in Canadian dollars)

	3 Months	3 Months	9 Months	9 Months
	September 30	September 30	September 30	September 30
	2008	2007	2008	2007
	$	$	$	$

Sales	1,788,877	1,894,089	6,125,063	5,475,664
Cost of sales	1,234,782	890,777	4,903,231	2,957,591
Gross profit (loss)	554,095	1,003,312	1,221,832	2,518,073

Operating expenses
Administration expenses	1,104,024	1,533,810	3,014,883	3,421,242
Stock-based compensation (Note 12 a)	171,878	48,085	1,256,899	1,275,586
	1,275,902	1,581,895	4,271,782	4,696,828

Operating income (loss)	(721,807)	(578,583)	(3,049,950)	(2,178,755)

Other income (expense)
Accretion on long term debt	(22,169)	(25,109)	(66,139)	(86,091)
Fair value adjustment on bonus payable	-	-	804,409	-
Loss on marketable securities	(137,500)	-	(137,500)	-
Interest and other income	20,077	114,715	182,509	124,751
Fees on proxy dispute	(11,679)	-	(878,654)	-
	(151,271)	89,606	(95,375)	38,660

Net income (loss) before tax	(873,078)	(488,977)	(3,145,325)	(2,140,095)

Income tax expense
Current	20,926	-	57,099	-
Future	-	348,944	-	372,280
	20,926	348,944	57,099	372,280

Net income (loss)	(894,004)	(837,921)	(3,202,424)	(2,512,375)
Retained earnings (deficit), beginning	(15,180,068)	(8,807,735)	(12,871,648)	(7,133,281)

Retained earnings (deficit), ending	(16,074,072)	(9,645,656)	(16,074,072)	(9,645,656)

Earnings (loss) per share
Basic and fully diluted	(0.02)	(0.02)	(0.08)	(0.08)

Weighted average number of common shares outstanding	41,436,222	39,319,259	41,097,286	31,927,955

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Consolidated Statements of Cash Flows
For the Three and Nine Months Ended September 30, 2008 and September 30, 2007
(Expressed in Canadian dollars)

	3 Months	3 Months	9 Months	9 Months
	September 30	September 30	September 30	September 30
	2008	2007	2008	2007
	$	$	$	$
Cash provided by (used for) operating activities
Net income (loss)	(894,004)	(837,921)	(3,202,424)	(2,512,375)
Adjustments
Accretion on long term debt	22,169	25,109	66,139	86,091
Amortization and accretion	277,821	220,697	804,255	717,311
Fair value adjustment on bonus payable	-	-	(804,409)	-
Loss on marketable securities	137,500	-	137,500	-
Future income tax	-	348,944	-	372,280
Loss on disposal of property	-	-	-	-
Stock-based compensation (Note 12 a)	171,878	48,085	1,256,899	1,275,586
	(284,636)	(195,086)	(1,742,040)	(61,107)
Changes in non-cash working capital (Note 13)	4,917,057	(1,769,548)	5,270,404	(2,050,638)
	4,632,421	(1,964,634)	3,528,364	(2,111,745)

Cash provided by (used for) investing activities
Deferred exploration and development	(4,865,694)	(2,951,088)	(10,256,393)	(6,187,167)
Investment in Chief Consolidated Mining Company	-	-	(4,779,378)	-
Deferred proceeds on sale of subsidiary (Note 4)	2,000,000	-	2,000,000	-
Mine development changes in accounts payable	-	-	-	(7,419)
Mineral properties	(953)	(848)	(13,369)	(956)
Purchase of property, plant, and equipment	(574,729)	(192,145)	(1,245,971)	(647,721)
	(3,441,376)	(3,144,081)	(14,295,111)	(6,843,263)

Cash provided by (used for) financing activities
Long term debt principal repayments	(60,970)	(537,750)	(168,639)	(537,750)
Shares issued for cash (less costs)	261,251	23,457,748	352,389	26,057,100
	200,281	22,919,998	183,750	25,519,350

Increase (decrease) in cash during the period	1,391,326	17,811,283	(10,582,997)	16,564,342
Effect of changes in foreign exchange rates	93,953	(113,530)	153,310	(342,643)
Cash, beginning	641,180	708,155	12,556,146	2,184,209

Cash, ending	2,126,459	18,405,908	2,126,459	18,405,908

Supplementary cash flow information (Note 14)

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

1.	Nature of Operations

Genco Resources Ltd. (“Company”) was incorporated under the laws of the Province of British Columbia on February 29, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

Effective August 1, 2003, the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”). The purchase price for the acquisition was US$5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, the Company issued 1,380,315 shares valued at $1.02 per share to the vendor to satisfy US$1,000,000 of the purchase price. The Company agreed to pay the balance of US$4,000,000 by payments of US$500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 for the first instalment payment to the vendor. On September 1, 2005, September 1, 2006, and August 16, 2007, the Company made the second, third, and fourth instalment payments of US$500,000 each in cash. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

During the periods ended September 30, 2008 and December 31, 2007 the Company experienced operating losses, negative operating cash flows and the operations of the Company have been primarily funded by the issuance of share capital. Continued operations are dependent on the Company’s ability to complete public equity financing or generate profitable operations in the future.

	September 30	December 31
	2008	2007
	$	$

Deficit	(16,074,072)	(12,871,648)
Working capital (deficit)	(3,255,374)	11,374,449

2.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern and reflect the policies below.

	a)	Basis of Presentation

These consolidated financial statements include the accounts of the parent company and its subsidiaries, Rule Nevada Inc. (100%), La Guitarra Compania Minera S.A. de C.V. (100%), Servicios para la Industria Minera, S.A. de C.V (100%) and Chief Consolidated Mining Company (64.7%). All significant inter-company accounts and transactions have been eliminated.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

	a)	Basis of Presentation (continued)

The Company is in the process of exploring, developing, and operating mineral properties and has yet to determine whether some of the properties contain economically recoverable reserves. The recovery of amounts shown for resource properties and related assets are dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

	b)	Cash and Cash Equivalents

Cash consists of deposits in the bank and highly liquid investments with an original maturity of 90 day or less.

	c)	Share Option Plan

As of August 1, 2002 the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant. The Company uses the Black-Scholes model to estimate fair value.

	d)	Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Concentrate inventory includes all direct costs of extracting the ore, direct labour, and all indirect pro-rated costs associated with operating La Guitarra mine.

	e)	Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Amortization is provided for as follows:

Straight line:
Automotive equipment	25.00%
Buildings	5.00%
Computer equipment	30.00%
Furniture and fixtures	10.00%
Leasehold improvements	20.00%
Mine equipment	12.00%
Mine infrastructure	Unit of production basis

Declining balance:
Computer equipment	30.00 % to 45.00%
Office equipment	20.00%

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

	e)	Property, Plant, and Equipment (continued)

Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. The costs are capitalized until such time that it has been determined that a mineral deposit is commercially recoverable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit). Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are amortized over the life of the mineral interest once commercial mining of the mineral interest has commenced. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine. Depletion of the mine properties is charged on a unit of production basis over the estimated useful life of the mine.

Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value a write down is recorded with a charge to operations.

	f)	Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. The Company uses the temporal method of foreign currency translation. Under the temporal method, foreign currency monetary assets and liabilities are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the Canadian dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

	g)	Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value.

	h)	Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

	i)	Revenue Recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.

	j)	Exploration and Development Expenditures and Mineral Properties

Significant property acquisition costs and exploration and development expenditures are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic, abandoned, or are placed for sale.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to usual industry standards for the stage of exploration on such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

	k)	Income Taxes

The provision for income taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

	l)	Provision for Asset Retirement Obligation

On January 1, 2003, the Company adopted the standard of the CICA Handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting date. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements.

	m)	Financial Instruments

Financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale or other financial liabilities. Policies followed for years prior to the effective date are generally not reversed, and therefore the comparative figures have not been restated. The Company has classified its financial instruments as follows:

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

	m)	Financial Instruments (continued)

		i)	Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The company has classified cash and cash equivalents as held-for-trading, which accordingly are carried at their fair values. Held-for-trading assets are not subject to significant credit, foreign exchange or interest rate risk.

		ii)	Held-to-maturity

Financial assets that have a fixed maturity date and fixed or determinable payments, where the company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Any gains and losses arising from the sale of held-to- maturity financial assets are included in earnings.

Currently, the company has no held-to-maturity financial assets.

		iii)	Loans and receivables

Items classified as loans and receivables are measured at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are included in earnings.

The company has classified receivables and deposits as loans and receivables, which are accordingly measured at amortized cost. Due to their short-term natures, the fair values of loans and receivables approximate their carrying values, and they are not subject to significant credit or interest rate risk.

		iv)	Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value. Any gains or losses arising from the change in fair value are recorded as other comprehensive income. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment. Cumulative gains and losses arising upon the sale of the instrument are included in earnings.

Currently, the company has no available-for-sale financial assets.

		v)	Other financial liabilities

Financial liabilities that are not classified as held for trading are classified as other financial liabilities, and are carried at amortized cost using the effective interest method. Any gains or losses arising from the realization of other financial liabilities are included in earnings.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

		v)	Other financial liabilities (continued)

The company has classified accounts payable and accrued liabilities and long-term debt as other financial instruments, which are accordingly carried at amortized cost. Due to its short-term nature, the fair value of accounts payable and accrued liabilities approximate their carrying value, and they are not subject to significant credit, foreign exchange or interest rate risk.

Long term debt consists of four instruments, one of which is a non-interest bearing promissory note of US$2,000,000 (December 31, 2007 – US$2,000,000). The promissory note has been recorded at its fair value based on equal payments of US$500,000 over eight years starting August 1, 2004 and discounted at 5% per annum.

	n)	Comprehensive Income

Comprehensive income is comprised of net earnings or loss and other comprehensive income. Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available- for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity. The Company did not have any transactions during the period ended September 30, 2008 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.

3.	Adoption of New Accounting Policies

Effective January 1, 2008 the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”); “Financial Instruments - Disclosure” (Section 3862), “Financial Instruments – Presentation” (Section 3863), “Inventories” (Section 3031) and “Capital Disclosures” (Section 1535). These new standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2008 opening balances.

	a)	Financial Instruments - Disclosure and Presentation – Sections 3862 & 3863

These new sections require disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of risks from financial instruments to which the Company is exposed.

	b)	Inventories – Section 3031

The new standard requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in, first-out inventory costing methodology; and requires that, when circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The adoption of this new standard did not have a material impact on the Company’s earnings.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

3.	Adoption of New Accounting Policies (continued)

	c)	Capital Disclosures – Section 1535

As a result of adopting this new section, the Company will be required to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. This additional disclosure includes quantitative and qualitative information regarding an entity’s objectives, policies and procedures for managing capital.

4.	Acquisition of Controlling Interest in Chief Consolidated Mining Company

On March 13, 2008, the Company made an investment in Chief Consolidated Mining Company (“Chief”). Chief owns the past producing Burgin and Trixie mines and mining concessions covering approximately 16,000 acres in the Tintic Mining District located in Utah, United States of America. The Company acquired approximately 64.7% of the outstanding shares of Chief for $4,800,930 (US$4,878,002).

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market prices at the date of acquisition. Due to a shareholders’ deficit in Chief, the Company does not reflect a non-controlling interest in its records. Accordingly, the Company has reflected the fair value of Chief’s assets and liabilities in its records as if it were a wholly owned subsidiary.

The following sets forth the preliminary purchase price allocation to the assets acquired and liabilities assumed:

$
Purchase price:
Cash	4,800,930

Net assets acquired:
Cash	13,351
Mineral interests	5,886,995
Other assets	404,298
Current liabilities	(486,848)
Reclamation obligation	(332,342)
EPA settlement obligation (Note 19a)	(684,524)
4,800,930

On May 26, 2008, the Company reached an agreement with Andover Ventures Inc. (“Andover”) to purchase its interest in Chief.

The conditions of the agreement are as follows:

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

4.	Acquisition of Controlling Interest in Chief Consolidated Mining Company (continued)

Andover will pay the Company US$2,500,000 by July 31, 2008 which is non-refundable.

Andover will pay a further US$2,378,002 by September 15, 2008 together with associated legal, accounting and other costs incurred by the Company related to the purchase of the Chief interest. An interest cost of 8% per annum from the date of the formal signing of the agreement will be paid by Andover to the Company on any outstanding balance.

On the receipt of regulatory approval of the transaction, Andover will issue 1,500,000 of its common shares to the Company (received).

Andover will pay a 6% net profit interest from all metals produced from the Trixie and the Burgin extension deposits, such net profit interest to be allocated to the Company based on its pro-rata interest in Chief as indicated by the number of common shares held by the Company at the signing of the agreement.

The Company can, at its sole discretion, exchange the net profit interest for a further 1,500,000 common shares of Andover at any time up until one year following the initiation of sustained production from either of the Trixie or Burgin Mine.

Further, the Company will have the right to share in profits from short term sales in whole or in part of the Chief common stock, convertible common stock, or the assets of Chief by Andover for a period of two years from the signing date of the agreement.

On September 23, 2008 the Company granted Andover Ventures Inc. an extension on the payment of the outstanding amount owed for the purchase of the Company’s interest in Chief Consolidated Mining Company. Under the terms of the extension, Andover paid $1,000,000, against the balance owing and will pay the remaining outstanding balance on or before October 31, 2008. In consideration of the Company entering into the extension agreement, Andover issued an additional 500,000 common shares to the Company (received). Andover has the right to elect to make a payment of US$1,000,000 and extend the payment of the remaining balance until January 31, 2009 by issuing a further 250,000 common shares to the Company. Should Andover exercise its option to defer the final payment until January 31, 2009, all funds previously paid and shares issued to Genco will be non-refundable.

To date the Company has received $2,000,000 and 2,000,000 common shares from Andover. The balance remaining to complete the transaction is approximately US$3,300,000.

Andover is a publicly traded company listed on the TSX Venture Exchange with certain officers in common and, as such, is considered a related party.

5.	Financial Instruments

The Company’s financial instruments consist of cash, marketable securities, accounts and taxes receivable, deposits, accounts payable, accrued liabilities, and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

As the financial instruments are not subject to significant foreign exchange or interest rate risk, the company has not adopted risk management policies.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

6.	Management of Capital

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the items included in the consolidated shareholders’ equity and long term debt.

In order to maintain or adjust its capital structure the Company may issue new shares or debt. The Company is not subject to any externally imposed capital requirements.

7.	Inventory

	September 30	December 31
	2008	2007
	$	$

Concentrate	321,459	311,735
Major spares	—	115,942
Parts and supplies	430,313	280,770
	751,772	708,447

8.	Mineral Property Interests

	September 30	December 31
	2008	2007
	$	$

Oest Property	27,224	25,975
Transvaal Property	20,000	20,000
Chief Property	6,491,667	—
	6,538,891	45,975

Oest Property - Lyon County, Nevada, USA
The Company owns eight patented and six unpatented claims in the Devil’s Gate - Chinatown Mining District. The Company spent $1,249 maintaining these claims during the nine months ended September 30, 2008 (December 31, 2007 - $1,001).

Transvaal Property - Kamloops Mining Division, BC, Canada
The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds on exploration during the nine months ended September 30, 2008 (December 31, 2007 – Nil).

Chief Property – Tintic Mining District, Utah, USA
The Company acquired a 64.7% interest Chief Consolidated Mining Company (Note 4). Chief owns the past producing Burgin and Trixie mines and mining concessions covering approximately 16,000 acres in the Tintic Mining District.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

9.	Property, Plant, and Equipment

		September 30, 2008
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	483,375	237,564	245,811
Buildings	1,177,060	240,886	936,174
Computer equipment	227,159	117,058	110,101
Furniture and fixtures	128,353	49,687	78,666
Leasehold improvements	140,238	60,248	79,990
Mine equipment	6,106,531	971,981	5,134,550
Mine infrastructure	16,262,661	1,658,051	14,604,610
Mine reclamation	128,897	26,777	102,120
	24,654,274	3,362,252	21,292,022
Work in progress
Construction	392,898	—	392,898
Exploration	19,364,387	—	19,364,387
	19,757,285	—	19,757,285

	44,411,559	3,362,252	41,049,307

		December 31, 2007
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	453,592	171,114	282,478
Buildings	1,124,566	207,324	917,242
Computer equipment	160,142	62,314	97,828
Furniture and fixtures	114,867	37,418	77,449
Leasehold improvements	140,238	45,112	95,126
Mine equipment	4,925,804	753,496	4,172,308
Mine infrastructure	14,647,537	1,308,312	13,339,225
Mine reclamation	122,132	22,423	99,709
	21,688,878	2,607,513	19,081,365
Work in progress
Construction	2,797	—	2,797
Exploration	10,723,118	—	10,723,118
	10,725,915	—	10,725,915

	32,414,793	2,607,513	29,807,280

During the period ended September 30, 2008 the company recorded amortization of $793,142 (December 31, 2007 - $975,160).

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

10.	Long Term Debt

Long term debt consists of the following instruments:

	a)	La Guitarra acquisition promissory note

Pursuant to the acquisition of La Guitarra, the Company agreed to pay $4,111,600 (US$4,000,000) to the vendor to satisfy the balance of the purchase price. The debt bears no interest, is unsecured, and is repayable by instalments of US$500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2008 is $519,100. Principal payments due over the next three years are US$2,000,000 and mature on August 22, 2011. Subsequent to the period end, the Company issued 472,781 commons shares in lieu of cash (Note 20) to settle the August 2008 instalment.

The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

	b)	Equipment loan 1

This equipment loan bears interest at a rate of 7.5% per annum with equal monthly payments of US$8,523 principal and interest and matures on August 2, 2009. Principal payments due over the next five years are US$79,062.

	c)	Equipment loan 2

This equipment loan bears interest at a rate of 7.5% per annum with equal monthly payments of US$6,956 principal and interest and matures on August 2, 2009. Principal payments due over the next five years are US$64,522.

	d)	Equipment loan 3

This equipment loan bears interest at a rate of 7.5% per annum with equal monthly payments of US$4,475 principal and interest and matures on February 15, 2010. Principal payments due over the next five years are US$66,142.

	September 30	December 31
	2008	2007
	$	$

La Guitarra acquisition promissory note	1,808,105	1,788,497
Equipment loan 1	82,083	160,102
Equipment loan 2	66,987	127,526
Equipment loan 3	68,949	—
	2,026,124	2,076,125
Less: current portion	1,238,982	664,325
	787,142	1,411,800

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

11.	Provision for Asset Retirement Obligation

	September 30	December 31
	2008	2007
	$	$

Balance, beginning	214,109	171,057
Accretion expense for the period	11,113	20,499
Change in estimate	747	22,553
Asset retirement obligation acquired	549,928	—
Balance, ending	775,897	214,109

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At September 30, 2008, the Company’s undiscounted future asset retirement obligation estimate was $1,961,496. The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The present value of the provision has been calculated using a risk-free discount rate.

12.	Share Capital

Authorized:	Unlimited number of common shares without par value.

			Contributed
	Number of	Share Capital	Surplus
Issued and outstanding:	Common Shares	$	$

Balance, December 31, 2006	31,278,728	21,357,790	1,936,985
Private placement	6,666,666	18,175,723	5,189,333
Exercise of stock options	1,036,155	2,208,958	(728,775)
Exercise of warrants	1,789,075	1,610,168	—
Stock-based compensation	—	—	1,240,486

Balance, December 31, 2007	40,770,624	43,352,639	7,638,029
Exercise of stock options	475,000	592,528	(206,390)
Shares issued for acquisition of mineral interest	134,648	397,480	—
Shares issued for payment of liabilities	315,328	504,525	—
Stock-based compensation	—	—	1,256,899

Balance, September 30, 2008	41,695,600	44,847,172	8,688,538

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

12.	Share Capital (continued)

During the nine months ended September 30, 2008 the Company issued 134,648 common shares, in connection with the acquisition of mineral interests in Mexico, at a fair value of $2.95 per share for a total of $397,480.

	a)	Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to employees and non-employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. Stock based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price ranging from 49% to 75%, an annual risk free interest rate ranging from 3.86% to 4.25% and vesting over various periods from immediately to 5 years. The fair value of the stock options granted during the period were $0.43 to $1.27 (2007 - $1.40 to $1.85) per stock option. As of September 30, 2008 2,183,949 (2007 – 2,408,974) stock options were exercisable.

A summary of the Company's options at September 30, 2008 is presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2006	3,062,504	1.51
Granted	719,000	3.43
Exercised	(1,036,155)	1.43
Expired or cancelled	(124,250)	2.14

Balance, December 31, 2007	2,621,099	2.04
Granted	2,162,500	3.18
Exercised	(475,000)	0.82
Expired or cancelled	(772,500)	3.29

Balance, September 30, 2008	3,536,099	2.63

b)	Warrants

A summary of the Company's warrants at September 30, 2008 is presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2006	1,789,075	0.90
Granted	3,733,333	5.25
Exercised	(1,789,075)	0.90

Balance, December 31, 2007 and September 30, 2008	3,733,333	5.25

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

13.	Changes in Non-Cash Working Capital

	3 Months	3 Months	9 Months	9 Months
	September 30	September 30	September 30	September 30
	2008	2007	2008	2007
	$	$	$	$

Accounts receivable	377,490	(430,898)	(77,602)	(882,518)
Taxes receivable	28,894	—	(1,073,851)	—
Inventory	(90,895)	(84,441)	(43,325)	(118,545)
Prepaid expenses and deposits	258,177	(388,066)	(82,870)	(443,254)
Accounts payable	4,343,391	(866,143)	6,548,052	(613,740)
	4,917,057	(1,769,548)	5,270,404	(2,058,057)
Less: mine development changes in accounts payable	—	—	—	(7,419)
	4,917,057	(1,769,548)	5,270,404	(2,050,638)

14.	Supplementary Cash Flow Information

	3 Months	3 Months	9 Months	9 Months
	September 30	September 30	September 30	September 30
	2008	2007	2008	2007
	$	$	$	$

Interest received	20,077	114,715	182,509	124,751
Interest paid	13,784	—	34,057	—
Income taxes paid	20,926	—	57,099	—
Cash and cash equivalents	2,126,459	18,405,908	2,126,459	18,405,908
Shares issued to acquire mineral interest	—	—	397,480	—

15.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, during the nine month period ended September 30, 2008 the Company paid or accrued $956,297 in consulting fees, management fees and bonuses to directors and officers (September 30, 2007 - $369,975). Included in accounts payable at the period end is $1,179,458 owing to directors and officers of the Company (December 31, 2007: $1,750,000). Also, during the period the Company agreed to reimburse a director $470,000 in accrued expenses related to a proxy dispute.

During the nine month period ended September 30, 2008, directors and officers of the Company exercised 475,000 options total proceeds of $355,000. During the same period the Company issued 315,328 common shares to settle bonuses relating to the 2006 and 2007 fiscal year.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

16.	Economic Dependence

All sales of concentrate ore are to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at September 30, 2008 is $644,974 (December 31, 2007: $368,969) owing from Compania Minera Pena de Bernal.

17.	Segmented Information

The Company has one reportable operating segment, being the acquisition and exploration and future development of mineral properties. All revenues and cost of sales relate to the sale of mineral products in Mexico.

The Company’s property and equipment and deferred costs by geographic location are as follows:

	September 30	December 31
	2008	2007
	$	$

Canada	617,250	1,806,166
United States	135,325	—
Mexico	40,296,732	28,001,114
	41,049,307	29,807,280

18.	Comparative Amounts

Certain of the prior years’ comparative amounts have been reclassified to conform to the presentation adopted in the current year.

19.	Contingencies

	a)	Environmental Protection Agency Settlement Obligation – Chief Consolidated Mining Company (Note 4)

During 2001, the Environmental Protection Agency (“EPA”) placed Eureka Mills Superfund Site on the ‘National Priorities List’. According to the EPA, samples indicate that, approximately 150 acres of soil in the Town of Eureka, Utah, the location of Chief’s principal executive offices and operations, were contaminated with lead and, to a lesser extent, arsenic.

In February 2005, Chief agreed to a judgment and Consent Decree against it by the EPA in the amount of $60 million which will remain in effect until it has complied with all the requirements thereof. However, as explained below, such judgment will be satisfied by Chief complying with its material obligations under the Decree, namely:

i)

providing an annual report to the EPA each year for five years listing all insurance claims, the actions it is taking to recover the amounts and any recovery obtained until all such claims are exhausted;

ii)

using its best efforts to sell its property, other than any geologically prospective properties and the Burgin and Trixie Mines, and upon the sale of any such property, paying to the EPA 100% of the net sales proceeds up to $350,000 and 50% thereafter;

		iii)	paying the EPA 15% of Chief’s net income in excess of $2 million during any calendar year until February 2010; and

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

19.	Contingencies (continued)

	a)	Environmental Protection Agency Settlement Obligation – Chief Consolidated Mining Company (continued)

		iv)	paying the EPA 15% of any proceeds in excess of $2 million from a sale of Chief or all or substantially all of its assets until February 2010.

The Company has reviewed the Consent Decree and has determined the fair value of the obligation to be $1,085,859 (US$1,075,000). The fair value was determined by taking the conditions described above into consideration and determining the fair value of each condition imposed on the Company.

	b)	Tax Receivable

The company has recorded value added tax receivable in Mexico in the amount of $2,992,200 (December 31, 2007: $1,918,349). The Company received an assessment from the Service of Tax Administration advising that the refund was rejected. Management has appealed the decision and expects that the amount will be fully recoverable.

20.	Subsequent Events

	a)	Suspension of Production at La Guitarra Mine

Subsequent to period end, mineral production at the Company’s La Guitarra mine was suspended due to a walkout by employees of its main contractor. Future production and sales will be adversely affected but due to the uncertainty of the production stoppage the full effect cannot be reasonably estimated.

	b)	La Guitarra Debt Payment

Subsequent to period end, the Company issued 472,781 common shares in lieu of a cash payment for its La Guitarra property (Note 10).

21.	Recent Accounting Pronouncements

This Section details recent accounting pronouncements that impact these and future financial statements.

	a)	International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2008
(Expressed in Canadian Dollars)

21.	Recent Accounting Pronouncements (continued)

	b)	Goodwill and Intangible Assets

The Accounting Standards Board has also issued a new Section 3064, Goodwill and Intangible Assets, to replace current Section 3062, Goodwill and Other Intangible Assets. The new section establishes revised standards for recognizing, measuring, presenting and disclosing goodwill and intangible assets. CICA 3064 is effective for fiscal years beginning on or after October 1, 2008 and will be adopted by the Company for the year ending December 31, 2009.